UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934*
(Amendment No.             )

VHS NETWORK INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

918233 10 7

(CUSIP Number)

Alex Stewart, President
c/o Condor Gold Corp.
2020-390 Bay Street, Suite 1620
Toronto, ON M5H 2Y2
416-368-6161

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

COPY TO:

Richard I. Anslow, Esq. Anslow & Jaclin, LLP 4400 Route 9 South, 2nd Floor Freehold, New Jersey 07728 (Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)

September 5, 2003

(Dates of Events which Require Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_] Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

	(1)	Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons (entities only):

		Condor Gold Corp.

	(2)	Check the Appropriate Box if a Member of a Group (See Instructions)

		(a) (b)

	(3)	SEC Use Only

	(4)	Source of Funds (See Instructions):	WC

	(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

	(6)	Citizenship or Place of Organization:	Ontario, Canada

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power:	20,452,000

	(8)	Shared Voting Power:	0

	(9)	Sole Dispositive Power:	20,452,000

	(10)	Shared Dispositive Power:

	(11)	Aggregate Amount Beneficially Owned by Each Reporting Person:	20,452,000

	(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares

	(13)	Percent of Class Represented by Amount in Row (11):	54%

	(14)	Type of Reporting Person:	CO

ITEM 1.      SECURITY ISSUER.

VHS Network Inc.
Common Stock, $.001 par value
305-1400 Dixie Road
Mississauga, Ontario, Canada L4W 1E3

ITEM 2.      IDENTITY AND BACKGROUND.

(a)	Name:	Condor Gold Corp.

(b)	Residence or business address:	2020 Bay Street Toronto, Ontario, Canada M52 2Y2

(c)	Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted;	Gold exploration and development

(d)	Whether or not, during the last five years, such person has
been convicted in a criminal proceeding (excluding traffic
violations or similar misdemeanors) and, if so, give the dates, nature of conviction, name and location of court, and penalty
	imposed, or other dispostion of the case;	None

(e)	Whether or not, during the past five years, such person
was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws oir finding any violation
with respect to such laws; and, if so, identify and describe such proceedings and summarize the terms
	of such judgment, decree or final order; and	None

(f)	Citizenship.	Canadian

RICH: PLEASE ADVISE THE FOLLOWING ITEMS.

ITEM 3.       SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The Reporting Person, Condor Gold Corp., acquired an aggregate of 20,452,000 common shares of the Issuer on September 5, 2003, from Elwin Cathcart, Groupmark Canada Ltd., Forte Management Corp., Regional Hose & Equipment Ltd. and John Salowski pursuant to a Share Purchase Agreement. The consideration was as follows: $5,000 CDN payment to Elwin Cathcart; issuance of shares of Condor Gold Corp. as follows: 1,050,000 shares to Elwin Cathcart and/or Groupmark Canada Limited; 300,000 shares to Forte Management Corp.; 300,000 shares to John P. Salowski; and 420,000 shares to Regional Hose & Equipment Ltd. Alexander Stewart is the majority shareholder of, and has investment control over, Condor Gold Corp. He owns 20.6% of the issued and outstanding shares of Condor Gold Corp.

ITEM 4.      PURPOSE OF TRANSACTION.

The Reporting Person, Condor Gold Corp., acquired control of the Issuer and intends to change its business operations to a gold exploration and development company.

ITEM 5.      INTEREST IN SECURITIES OF THE ISSUER.

As of the Reporting Event, Condor Gold Corp. owns 20,452,000 shares of the Issuer, or 54% of the issued and outstanding shares of the Issuer.

ITEM 6.      CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Other than as described in this Schedule 13D, the Reporting Person has no contracts, arrangements, understandings or relationships with any other person with respect to any securities of the Issuer.

ITEM 7.      MATERIAL TO BE FILED AS EXHIBITS.

Share Exchange Agreement amongst Elwin D. Cathcart, Groupmark Canada Limited, Forte Management Corp., Regional Hose & Equipment Ltd., John P. Salowski and Condor Gold Corp.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 11, 2003

Date

/s/  Alexander Stewart

Signature

Alexander Stewart, Chief Executive Officer

Name and Title